SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

STATE STREET SALARY SAVINGS PROGRAM

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

STATE STREET CORPORATION

One Lincoln Street

Boston, Massachusetts 02111

A U D I T E D  F I N A N C I A L  S T A T E M E N T S   AND

S U P P L E M E N T A L  S C H E D U L E

State Street Salary Savings Program

Years Ended December 31, 2007 and 2006

With Report of Independent Registered Public Accounting Firm

State Street Salary Savings Program

Audited Financial Statements and Supplemental Schedule

Years Ended December 31, 2007 and 2006

Report of Independent Registered Public Accounting Firm

The North America Regional Benefits Committee and Plan Participants

State Street Salary Savings Program

We have audited the accompanying statements of net assets available for benefits of the State Street Salary Savings Program as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/    Ernst & Young LLP

Boston, Massachusetts

June 27, 2008

State Street Salary Savings Program

Statements of Net Assets Available for Benefits

	December 31,
	2007	2006
Assets
Investments:
State Street Corporation ESOP Fund	$413,880,785	$383,563,719
Daily EAFE Securities Lending Fund	149,200,481	116,314,073
Active U.S. Large Cap Core Fund	124,409,422	116,285,672
S&P 500 Flagship Fund	120,552,649	106,156,182
S&P Midcap Index Fund	112,798,330	97,417,778
Short-Term Investment Fund	93,418,179	78,750,140
Russell 2000 Index Securities Lending Fund	83,522,896	82,312,063
U.S. Core Opportunities Fund	80,659,306	72,840,962
Principal Preservation Fund	72,880,033	75,898,041
Bond Market Fund	29,749,923	42,932,975
Self Managed Brokerage Accounts	25,903,211	22,255,936
SSGA Target Retirement 2025 Securities Lending Series Fund	25,071,191	17,092,223
SSGA Target Retirement 2030 Securities Lending Series Fund	24,222,068	15,277,956
Participant Loans	21,215,764	20,142,328
SSGA Target Retirement 2035 Securities Lending Series Fund	19,882,494	13,871,805
SSGA Target Retirement 2020 Securities Lending Series Fund	19,174,543	12,159,886
SSGA Target Retirement 2040 Securities Lending Series Fund	12,790,902	7,933,733
SSGA Target Retirement 2015 Securities Lending Series Fund	12,339,071	9,032,724
SSGA Target Retirement 2010 Securities Lending Series Fund	8,219,097	5,807,080
SSGA Target Retirement 2045 Securities Lending Series Fund	8,201,409	4,189,652
SSGA Target Retirement Income Securities Lending Series Fund	5,414,568	3,086,682
SSGA Target Retirement 2050 Securities Lending Series Fund	439,333	–

Total investments	1,463,945,655	1,303,321,610

Contribution receivable	–	1,097,806
Accrued income	1,813,320	1,815,579

Total assets	1,465,758,975	1,306,234,995

Liabilities
Other liabilities	623,914	519,697

Net assets at fair value	1,465,135,061	1,305,715,298
Adjustment from fair value to contract value for fully benefit- responsive investment contracts	(396,602)	948,550

Net assets available for benefits	$1,464,738,459	$1,306,663,848

See accompanying notes.

State Street Salary Savings Program

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2007	2006
Additions
Contributions:
Participants	$ 75,641,779	$ 67,388,967
Employer	21,851,491	19,207,084
Rollovers	12,171,327	7,026,027

	109,664,597	93,622,078

Transfer in from another plan	824,871	–
Net appreciation in fair value of investments	110,942,837	164,761,987
Interest and dividend income	13,874,783	12,560,033

Total additions	235,307,088	270,944,098

Deductions
Benefits paid to participants	75,404,403	65,699,909
Administrative expenses	1,828,074	1,705,641

Total deductions	77,232,477	67,405,550

Net increase	158,074,611	203,538,548

Net assets available for benefits at beginning of year	1,306,663,848	1,103,125,300

Net assets available for benefits at end of year	$1,464,738,459	$1,306,663,848

See accompanying notes.

State Street Salary Savings Program

Notes to Financial Statements

December 31, 2007

1. Description of the Plan

The description of the State Street Salary Savings Program (the Plan) is provided for general information purposes only. Employees should refer to the Summary Plan Description and Plan document for more complete information.

General

The Plan is a defined contribution plan. All State Street employees and certain related companies (collectively, the Company) are immediately eligible to participate in the Plan except for the following categories of employees:

•	Non-resident aliens with no U.S. source income
•	Student interns and co-op employees
•	Union employees
•	Leased employees and independent contractors
•	Employees of a non-participating affiliated company.

Plan Amendments and Other Changes

During 2006, the following amendments and changes were made to the Plan:

Effective August 4, 2006 (close of business), the State Street Corporation Stock Fund (the non-ESOP Stock Fund) was discontinued. This non-ESOP stock fund had been used solely as a holding vehicle to receive new employee and employer contributions during a quarter before they were transferred to the ESOP Fund. Regulations changed and employee and company matching contributions could be posted directly into the ESOP Fund without first being posted to the non-ESOP fund.

Effective August 4, 2006 (close of business), the SSgA Conservative, Moderate, and Aggressive Asset Allocation Funds were discontinued as SSP investment options. Balances remaining in these funds as of the effective date were transferred automatically to the new Age-Based Fund associated with a participant’s date of birth.

Effective August 7, 2006, nine SSgA Age-Based Funds were added to the SSP investment options. These nine funds are similar in composition to the Asset Allocation Funds and provide a single investment vehicle that provides diversification exposure across major global asset classes. The Age-Based Funds provide automatic rebalancing, moving from an aggressive mix to a conservative mix as retirement approaches.

State Street Salary Savings Program

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Effective October 23, 2006, employees from Evergreen Investments who became State Street employees were granted service credit with Evergreen Investments for eligibility for match in this Plan.

Effective in 2007, the following changes were made to the Plan:

•	Addition of a Roth after-tax participant contribution option
•	Matching contributions credited to participants’ account each pay period rather than monthly
•	Increase in the voluntary participant contribution limit to 50%
•	Restriction on ESOP Fund account balance to no more than 25% of participant’s total account balance (existing ESOP balances grandfathered)
•

Investment in the ESOP Fund can be made only by means of a spot transfer from another core Plan fund or funds, subject to the 25% restriction; direct investment into ESOP Fund, by means of payroll contributions or rollovers, is no longer permitted.

•	Name of the Age Based Funds changed to Target Retirement Date Funds; and fund composition changed.
•	New Target Retirement Date Fund added for participants retiring in 2050.
•	The investment strategy in the Daily Bond Market Fund was changed from an active to a passive index strategy.
•

Employees from Putnam Investments and Trinet employees employed at Currenex, Inc. who became State Street employees as a result of an acquisition were granted past service credit with the applicable entity as of the effective date of the transaction for purposes of eligibility for matching contributions under the Plan.

•	Putnam Investment employees with loans were offered the opportunity to transfer their loans and account balances into this Plan. Total assets transferred in amounted to $824,871.

State Street Salary Savings Program

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

During 2008, the following amendments and changes were made to the Plan:

•

Employees of the following entities were granted service credit with the applicable entity for purposes of eligibility for matching contributions under the Plan when they became eligible to participate in the Plan on January 1, 2008:

Palmeri Fund Administrators, Inc.

Investors Bank & Trust Company

International Fund Services (N.A.) L.L.C.

Investment Management Services, Inc.

•

Added automatic enrollment of employees not participating in the Plan and automatic escalation of participants’ deferral election of 1% and 2% to 3% pre-tax, with continuing automatic escalation by 1% each calendar year (after at least a full calendar year of participation) until participant reaches 6%, unless they opt out.

•	Changed the definition of eligible compensation to include base pay and shift differential, plus overtime, commissions and annual cash incentive bonus.
•	Allowed participants to make separate deferral for incentive bonus.
•

Enhanced Matching Contribution to begin as soon as employees start contributing into the Plan and increased Matching Contribution to 100% of the first 6% of eligible compensation (prior to January 1, 2008, a year of service with 1,000 hours was required in order to be eligible for the Matching Contribution).

•

Added new discretionary Performance-Based Contribution up to 5% of base pay (including shift differential and overtime) contingent upon company performance if the company meets and exceeds certain growth targets (applicable to all eligible employees regardless of whether the employee participates in the Plan).

•	Eligible employees who become a participant on or after January 1, 2008 will be 100% vested in the Matching Contribution and Performance-Based Contribution after one year of vesting service.

Contributions

Active participants may elect to make tax-deferred contributions and/or Roth after-tax contributions to the Plan equal to 1% to 50% (25% prior to January 1, 2007) of their compensation, subject to certain limitations. Participants may also contribute amounts representing rollover distributions from other qualified defined benefit or defined contribution plans.

State Street Salary Savings Program

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Effective January 1, 2008, Matching Contributions to the Plan are made by the Company in amounts equal to 100% of the first 6% of the employee’s tax-deferred contributions or Roth after-tax contributions. Prior to January 1, 2008, contributions to the Plan were made by the Company in amounts equal to 50% of the first 6% of the employee’s contributions. Also, prior to January 1, 2008, all employees who had completed one year of employment during which they have worked at least 1,000 hours were eligible for corporate matching contributions and these contributions vested immediately.

All contributions to the Plan are paid to State Street Bank and Trust Company, as Plan Trustee. The Trustee holds contributions in trust exclusively for participants and their beneficiaries, invests the contributions as instructed by the participants, and makes benefit payments as they become due.

Vesting

Participant pre-tax deferral contributions and Roth after-tax contributions are always fully vested. Effective January 1, 2008, Matching contributions and Performance-Based contributions are 100% vested upon completion of one full year of employment with the Company except in the event of death, disability or retirement, in which case, company contributions become fully vested (prior to January 1, 2008, Matching Contributions were fully vested immediately).

Investment Options

Participant contributions and matching contributions are allocated to investment funds at the participant’s direction. A wide range of investment choices, including various common collective trust funds managed by State Street Bank and Trust Company, a company stock fund (ESOP) and a Self-Managed Brokerage Account (SMBA), are available to participants. Limitations and restrictions apply to direct contributions to the ESOP or the SMBA Funds.

In the event a participant does not make an investment election, and in the event of automatic enrollment, funds are invested in the Target Retirement Date Fund that corresponds to the participants assumed target retirement year based on the participant’s date of birth.

State Street Salary Savings Program

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

In-Service Withdrawals

The plan provides that in-service withdrawals are available as follows:

•	Age 59-1/2 (all sources and any earnings)
•	Disability withdrawals (all sources and any earnings)
•	Rollover withdrawals (rollover account)
•	Post-tax withdrawals (Pre-1987 Thrift Incentive Plan (TIP) balances)
•	Hardship withdrawals (TIP (including earnings), Roth post-tax, rollover (including earnings) and employee pre-tax)

Hardship withdrawals are available to satisfy an immediate and heavy financial need, provided the need cannot be satisfied with all other resources, (as defined in the plan).

Payment of Benefits

Upon retirement or other termination of employment, a participant eligible to receive a benefit may receive an immediate lump-sum distribution directly or in the form of a rollover. If the vested value of the participant’s account balance is greater than $5,000, the participant may elect to defer the payment of their benefits and remain in the plan, at which time the participant becomes non-active. If the value of the participant’s account balance is greater than $1,000 but not more than $5,000, a distribution in the form of an automatic rollover to an IRA will be made if the participant does not provide distribution instructions within 90 days of his or her termination date. Account balances of $1,000 or less will be automatically distributed to the participant in cash (by check) if no distribution instruction is received within 90 days of the participant’s termination.

Installment payments are available to participants who are retiree eligible at the time of termination. Installment periods available include monthly, quarterly, semi-annually and annually.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000, up to a maximum equal to the lesser of one-half of the participant’s vested balance, or $50,000. Loans are secured by the balance in the participant’s accounts and bear interest at a rate comparable to a similar loan with a commercial institution. Repayment of principal plus interest is required within five years, unless the loan is for the purchase of a principal residence. Principal and interest are paid ratably through payroll deductions. In the event of termination of employment, participants with outstanding loans may elect to continue to repay their outstanding loan balance directly to the trustee; such loan shall not become immediately due and payable until such time as there is an event of a default.

State Street Salary Savings Program

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participant Accounts

Each participant’s account is credited with the participant’s contributions, Company contributions, and related earnings. The benefit to which a participant is entitled is the value of the participant’s vested account balance, including earnings.

Plan Termination

Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). In the event of termination of the Plan, all participants will become fully vested.

2. Significant Accounting Policies

Basis of Accounting

The accounting records of the Plan are maintained on the accrual basis.

Investment Valuation and Income Recognition

The fair value of the participation units owned by the Plan in all funds, except the Short-Term Investment Fund, Self Managed Brokerage Accounts, and in the Principal Preservation Fund, are based on each fund’s net asset value per unit on the last business day of the Plan year, where net asset values are based on the fair value of the underlying assets in each fund.

Securities included in the Short-Term Investment Fund are short-term instruments and are valued at cost, which approximates fair value.

The fair value of participant accounts in the Self Managed Brokerage Accounts is based on the fair value of the underlying securities, determined as follows: investments listed on securities exchanges are valued at closing sales prices on the last business day of the year and, in the case of unlisted securities, the valuation is the last published sales price, or the mean between the bid and ask price, whichever is more recent.

State Street Salary Savings Program

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

As described in Financial Accounting Standards Board Staff Position (FSP) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common collective trust (Principal Preservation Fund – PPF). As required by the FSP, the statements of net assets available for benefits present the fair value of the PPF and the adjustment from fair value to contract value. The fair value of the Plan’s interest in the PPF is based on the information reported by the issuer of the common collective trust at year-end. The contract value of the PPF represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 157, Fair Value Measurement (SFAS No. 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosure about fair value measurements. SFAS No. 157 is effective for its fiscal years beginning after November 15, 2007. Management is currently evaluating the impact of the adoption of SFAS No. 157 will have on the plan’s financial statements.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

State Street Salary Savings Program

Notes to Financial Statements (continued)

3. Investments

During the years ended December 31, 2007 and 2006, the Plan’s investments (including investments bought, sold, and held during the year) appreciated in value as follows:

	Year Ended December 31,
	2007	2006
Collective Investment Funds	$ 35,734,017	$ 91,809,138
Self Managed Brokerage Accounts	1,724,152	1,361,239
State Street Corporation – common stock	73,484,668	71,591,610

Net appreciation in fair value of investments	$110,942,837	$164,761,987

4. Transactions and Agreements with Parties-in-Interest

Investment fees and most costs and expenses associated with Plan administration and recordkeeping are paid by the Plan to certain related parties.

5. Risks and Uncertainties

The Plan and its participants invest in various investment securities. Investment securities are exposed to various risks such as interest rate, market, liquidity, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS), dated March 24, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code, and therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

State Street Salary Savings Program

Notes to Financial Statements (continued)

7. Reconciliation of Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2007 and 2006:

	2007	2006
Net assets available for benefits per the financial statements	$1,464,738,459	$ 1,306,663,848
Amounts allocated to withdrawing participants	(275,866)	(154,306)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	396,602	–

Net assets available for benefits per the Form 5500	$1,464,859,195	$1,306,509,542

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2007:

Benefits paid to participants per the financial statements	$75,404,403
The change in amounts allocated to withdrawing participants	121,560

Benefits paid to participants per the Form 5500	$75,525,963

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

8. Subsequent Events

The volatility and illiquidity in the fixed-income securities markets subsequent to December 31, 2007 have continued to impact the Plan’s units of participation in the Principal Preservation Fund (State Street Bank and Trust Company Stable Fixed Income Fund for Employee Benefit Trusts, the Fund), which caused further reduction in market values of the Fund. The deterioration in market-to-book-value-ratio, could lead one or more wrap providers to discontinue their relationship with the Fund. A wrap provider could attempt to minimize its exposure under these contracts by exercising its contractual right to immunize the account. The Company believes the right of the participating investors to redeem their units at a price based on book value would not be affected, subject to the withdrawal provisions of the Fund declaration. As of the date of this report, none of the wrap providers have sought to immunize their exposure to the Fund. However, one of the wrap providers have indicated that it intends to exit the business of providing wrap contracts during the third quarter of 2008. In the event a wrap provider sought to terminate its contact or immunize its portion of the portfolio, the Fund can seek to replace that contract issuer with another financial institution.

Supplemental Schedule

State Street Salary Savings Program

EIN No.: 04-2456637 Plan No.: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2007

Identity of Issue	Description of Investment	Current Value

State Street Bank and Trust Company Investment Funds for Employee Trusts*:

State Street Corporation ESOP Fund	5,097,055 units of participation	$ 413,880,785
Daily EAFE Securities Lending Fund	6,313,762 units of participation	149,200,481
Active U.S. Large Cap Core Fund	4,762,449 units of participation	124,409,422
S&P 500 Flagship Fund	424,914 units of participation	120,552,649
S&P Midcap Index Fund	3,707,302 units of participation	112,798,330
Short-Term Investment Fund	93,418,179 units of participation	93,418,179
Russell 2000 Index Securities Lending Fund	3,310,461 units of participation	83,522,896
U.S. Core Opportunities Fund	6,595,741 units of participation	80,659,306
Principal Preservation Fund	72,483,431 units of participation	72,880,033
Bond Market Fund	1,512,453 units of participation	29,749,923
SSGA Target Retirement 2025 Securities Lending Series Fund	2,127,382 units of participation	25,071,191
SSGA Target Retirement 2030 Securities Lending Series Fund	1,807,887 units of participation	24,222,068
SSGA Target Retirement 2035 Securities Lending Series Fund	1,668,974 units of participation	19,882,494
SSGA Target Retirement 2020 Securities Lending Series Fund	1,476,100 units of participation	19,174,543
SSGA Target Retirement 2040 Securities Lending Series Fund	931,806 units of participation	12,790,902
SSGA Target Retirement 2015 Securities Lending Series Fund	1,069,892 units of participation	12,339,071
SSGA Target Retirement 2010 Securities Lending Series Fund	665,945 units of participation	8,219,097
SSGA Target Retirement 2045 Securities Lending Series Fund	680,333 units of participation	8,201,409
SSGA Target Retirement Income Securities Lending Series Fund	454,242 units of participation	5,414,568
SSGA Target Retirement 2050 Securities Lending Series Fund	44,821 units of participation	439,333

Self Managed Brokerage Accounts		25,903,211
Participant Loans*	4.00% to 10.50%	21,215,764

Total investments		$1,463,945,655

*Indicates party-in-interest to the Plan.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the State Street Corporation Plans Investment Committee of State Street Corporation has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                                 STATE STREET SALARY SAVINGS PROGRAM

Dated: June 27, 2008	By:	/s/ James J. Malerba
James J. Malerba
Senior Vice President and
Corporate Controller

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-135695 and 2-68696) pertaining to the Salary Savings Program of State Street Corporation of our report dated, June 27, 2008, with respect to the financial statements and schedule of the State Street Salary Savings Program included in this Annual Report (Form 11-K) for the year ended December 31, 2007.

/s/    Ernst & Young LLP

Boston, Massachusetts

June 27, 2008